Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 18, 2003

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on February 18, 2003, entitled "STATOIL'S GOOD RESULTS BENEFIT EMPLOYEES".

STATOIL'S GOOD RESULTS BENEFIT EMPLOYEES

A bonus will be paid to all employees of parent company Statoil ASA (OSE: STL, NYSE: STO) this year in recognition of the good result delivered for 2002.

Amounting to five per cent of basic pay, this reward will be added to March pay-packets for all 11 000 personnel covered by the scheme.

Chief executive Olav Fjell emphasises that a strong commitment in all parts of the Statoil organisation contributed to last year`s good performance.

`The results achieved in 2002 show that we`re well on our way to reaching the targets we`ve set ourselves for 2004,` he says.

`So it`s gratifying to be able to acknowledge this with an extra payout to the workforce. Their commitment qualifies them for the full bonus of five per cent.`

Statoil`s financial performance is measured by return on average capital employed. That came to 14.9 per cent last year - very high compared with other international oil companies in 2002.

In calculating the bonus, the figures are adjusted to exclude the effect of high oil prices during the year and show as far as possible how much Statoil itself contributed to the return.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: February 18, 2003	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer